

martin currie

INSIGHT

31 December 2003

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$26.19
Market price	US$40.77
Premium/discount	55.67%
Fund size	US$263.81

Source: State Street Corporation/Martin Currie Inc

At 31 December 2003	China Fund NAV US$	MSCI Golden Dragon US$
One month return	3.4%	5.0%
One year return	77.4%	48.7%

MANAGER'S COMMENTARY

The Chinese stockmarkets ended 2003 with a flourish. Enthusiasm among investors for all things Chinese was reflected in the share price of your Fund, which rose to a 55% premium to net asset value. The gain in the underlying assets was more modest, reflecting your managers' growing caution with regard to 'H' shares. Growth in the economy remains robust - industrial production grew by 17.9% in November - and growth in profits is good. Valuations, however, are now starting to look stretched relative to the risks involved, particularly for state-owned companies in cyclical industries. The supply of new equity, through almost daily placements and IPOs, is also starting to be a concern, although the ongoing reallocation of substantial global funds to the region has so far been sufficient to absorb this. Consequently we have raised the cash portion of the Fund, already high ahead of the large dividend payment in January, as well as shifting cash into laggards.

Encouraged by the rapturous response among investors to the Hong Kong IPO of **China Life Insurance** (as you will see from the attached portfolio, your Fund received an allocation of about 10% of what we requested; subsequently we have taken profits), the government is pressing ahead with plans to list the major banks. The Bank of China and Construction Bank have been re-capitalised with the novel use of US$45bn of foreign exchange reserves. December also saw some modest deregulation of rates for loans. Counterbalancing this step towards reform, the government took over management of the bankrupt China Southern Securities, which was deemed too important to fail.

Inflation has picked up. CPI grew by 3.0% in November, the highest figure for six years. Although this was due largely to the effect of adverse weather on food prices (+8.1%), this trend bears watching. At the margin, it supports our assumption that the Renminbi will be re-valued later this year.

INVESTMENT STRATEGY

Your Fund is 95% invested with holdings in 53 companies, of which 2 are unlisted. We took profits on Anhui Conch Cement and Chinadotcom, switching into the laggard printing equipment maker, **Beiren**. In Taiwan, we invested in the world's fifth-largest integrated stainless steel producer, **Yieh United**.

There will be no monthly update in February due to Chinese New Year holidays. We wish our investors "gongxi facai"!

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The growth in the PRC economy is expected to continue in 2004, following the strong expansion in 2003 (GDP grew by 8.5% in the first 3 quarters of 2003 and is believed to have continued expanding in the last quarter). Although fiscal and monetary policies are likely to be tightened, the favorable investment environment should continue in 2004.

The PRC's high level of economic activities is leading to a substantial increase in quality of deal flow compared to 2003. Continuous domestic and international investors' interest in IPO's is creating an attractive exit market for mature private equity investments. In addition to traditional manufacturing plays, we see more companies in service industries wishing to raise funds for expansion. These companies (healthcare, financial services, hospitality and leisure) broaden the direct investment opportunity set in the PRC.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS*

Market cap	$446.95m
Shares outstanding	10,073,173
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

ASSET ALLOCATION*



■ Hong Kong	54.5%
■ Taiwan	29.1%
■ New York	7.2%
■ B shares	2.2%
■ Direct	2.0%
■ Cash	5.0%

SECTOR ALLOCATION*

	% of net assets	MSCI Golden Dragon %
Industrials	21.5	13.4
Consumer discretionary	15.9	7.3
Information technology	14.9	20.4
Utilities	8.4	8.8
Telecommunications	7.8	8.2
Financials	7.5	28.7
Consumer staples	6.8	0.7
Materials	6.4	6.9
Health care	2.8	0.1
Energy	3.0	5.5
Cash	5.0	-
Total	**100.0**	**100.0**

PERFORMANCE* (IN US$ TERMS)

	NAV %	Market price %
One month	3.4	33.1
Calendar year to date	77.4	216.8
3 years **	32.0	69.0

Past performance is not a guide to future returns.

DIRECT INVESTMENTS* (2.0%)

Captive Finance	*Financials*	1.1%
Tomoike Industrial (H K) Ltd	*Industrials*	0.9%

15 LARGEST LISTED INVESTMENTS* (49.1%)

Sohu Com Inc	*Information technology*	6.0%
Chaoda Modern Agriculture	*Consumer staples*	5.4%
TCL International	*Consumer discretionary*	5.4%
Sinotrans Limited	*Industrials*	3.4%
Fountain Set Holdings	*Materials*	3.0%
Yanzhou Coal Mining	*Energy*	3.0%
Xinao Gas Holdings	*Utilities*	3.0%
Shenzhen Expressway	*Utilities*	2.9%
Brilliance China	*Consumer discretionary*	2.7%
Comba Telecom	*Telecommunications*	2.6%
Anhui Expressway	*Utilities*	2.6%
BYD Co	*Industrials*	2.5%
Cathay Financial Holdings	*Financials*	2.2%
Merry Electronics	*Consumer discretionary*	2.2%
China Telecom Corp	*Telecommunications*	2.2%

FUND PERFORMANCE (US$)

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**3.4**	**14.7**	**77.4**	**77.4**	**32.0**	**22.8**	**8.7**
MSCI Golden Dragon	5.0	10.1	48.7	48.7	2.2	3.2	-
Hang Seng Chinese Enterprise Index	31.0	55.5	153.3	153.3	45.9	23.7	-

*Source: State Street Corporation/Martin Currie Inc. #The Fund was launched on July 10, 1992. ** Annualised return

PERFORMANCE IN PERSPECTIVE†



THE CHINA FUND INC. PREMIUM/DISCOUNT†



DIVIDEND HISTORY CHART*



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Total	0.91030	0.60990	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205	0.21437	1.78
Income	0.08530	0.00930	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205	0.06397	0.07
Long term capital gain	0.03780	0.24120	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00069	0.67
Short term capital gain	0.78720	0.35940	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.14971	1.04

Past performance is not a guide to future returns.

All charts as of 31 December 2003. †Source: Martin Currie Inc. *Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong 54.5%					
Chaoda Modern Agriculture (Holdings) Ltd	682 HK	HK$2.58	41,089,900	14,291,611	5.4%
TCL International Holdings Ltd	1070 HK	HK$3.43	32,318,000	14,153,109	5.4%
Sinotrans Limited	598 HK	HK$3.50	20,065,000	9,045,564	3.4%
Fountain Set (Holdings) Ltd	420 HK	HK$5.30	11,550,000	7,884,721	3.0%
Yanzhou Coal Mining Co.	1171 HK	HK$7.87	7,786,000	7,872,497	3.0%
Xinao Gas Holdings Ltd	2688 HK	HK$4.33	13,976,000	7,785,696	3.0%
Shenzhen Expressway Co., Ltd	548 HK	HK$2.78	21,494,000	7,682,608	2.9%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$4.28	12,882,000	7,093,292	2.7%
Comba Telecom Systems Consulting Holdings	2342HK	HK$3.80	14,174,000	6,937,524	2.6%
Anhui Expressway Co., Ltd	995 HK	HK$2.98	17,778,000	6,812,372	2.6%
BYD Co	1211 HK	HK$20.5	2,525,000	6,650,942	2.5%
China Telecom Corporation Ltd.	728 HK	HK$3.20	14,000,000	5,725,326	2.2%
TPV Technology, Ltd	903 HK	HK$4.08	9,968,000	5,231,956	2.0%
Golden Meditech Co., Ltd.	8180 HK	HK$2.78	13,950,000	4,986,154	1.9%
Proview Intl Holdings Ltd	334 HK	HK$1.89	17,644,000	4,295,239	1.6%
First Tractor Co., Ltd.	38 HK	HK$2.10	15,000,000	4,057,318	1.5%
China Fire Safety	8201 HK	HK$0.53	50,380,000	3,439,240	1.3%
China Life Insurance Co., Ltd	2628 HK	HK$6.35	3,960,000	3,238,899	1.2%
Ocean Grand Chemicals Holdings Ltd.	2882 HK	HK$1.41	14,679,000	2,665,901	1.0%
Jingwei Textile Machinery Co., Ltd	350 HK	HK$2.78	7,436,000	2,657,852	1.0%
Beijing Capital International Airport Co., Ltd	694 HK	HK$2.65	7,520,000	2,566,801	1.0%
Natural Beauty Bio-Technology Ltd	157 HK	HK$0.58	32,780,000	2,448,868	0.9%
Beiren Printing Machinery Holdings Ltd.	187 HK	HK$2.65	7,000,000	2,389,309	0.9%
Sino Golf Holdings Ltd	361 HK	HK$1.51	10,953,000	2,116,181	0.8%
Tack Fat Group International Ltd	928 HK	HK$0.79	8,856,000	901,142	0.3%
Mainland Headwear Holdings	1100 HK	HK$2.63	1,626,000	549,766	0.2%
Arcontech, Corp	8097 HK	HK$0.17	18,386,000	409,696	0.2%
Taiwan 29.1%					
Cathay Financial Holding Co., Ltd	2882 TT	NT$51.0	3,862,000	5,801,532	2.2%
Merry Electronics	2439 TT	NT$60.0	3,254,208	5,751,178	2.2%
China Metal Products	1532 TT	NT$30.5	5,873,408	5,276,552	2.0%
Vanguard International Semiconductor Corp.	5347 TT	NT$12.8	14,000,000	5,257,732	2.0%
Chicony Electronics Co., Ltd	2385 TT	NT$68.5	2,500,960	5,046,120	1.9%
Wintek Corp.	2384 TT	NT$33.0	5,040,000	4,898,969	1.9%
Chunghwa Telecom Co., Ltd	2412 TT	NT$49.3	3,055,000	4,436,274	1.7%
Taiwan Green Point Enterprises Co., Ltd	3007 TT	NT$77.0	1,831,200	4,153,237	1.6%
Synnex Technologies International, Corp	2347 TT	NT$46.0	2,950,640	3,997,922	1.5%
Polaris Securities Co., Ltd	6011 TT	NT$15.9	8,359,377	3,914,995	1.5%
Fubon Financial Holdings	2881 TT	NT$32.5	3,953,952	3,785,079	1.4%
China Motor Co	2204 TT	NT$58.0	2,140,000	3,655,965	1.4%
Ability Enterprise Corp	2374 TT	NT$31.9	3,714,840	3,490,527	1.3%
Data Systems Consulting Co	2477 TT	NT$27.5	3,968,339	3,214,413	1.2%
Cheng Shin Rubber	2105 TT	NT$43.3	2,516,400	3,209,429	1.2%
Taiwan Hon Chuan Enterprise	9939 TT	NT$43.1	2,345,520	2,977,670	1.1%
Soft-World International Corp.	5478 TT	NT$112.5	790,000	2,617,821	1.0%
Taiwan FamilyMart	5903 TT	NT$50.5	1,478,520	2,199,271	0.8%
Tainan Enterprises	1473 TT	NT$46.1	1,546,000	2,099,281	0.8%
Yieh United Steel	9957 TT	NT$16.9	2,500,000	1,167,369	0.4%
B shares 2.2%					
China International Marine Containers Co., Ltd.	200039 CH	HK$14.9	2,442,747	4,675,475	1.8%
Luthai Textile Co., Ltd	200726 CH	HK$5.96	1,237,886	950,288	0.4%
New York 7.2%					
Sohu.com Inc	Sohu US	US$30.0	526,286	15,793,843	6.0%
Chinadotcom, Corp	China US	US$8.07	375,480	3,030,124	1.2%
Direct 2.0%					
Captive Finance Ltd			2,000,000	3,045,000	1.1%
Tomoike Industrial (H.K.) Ltd			825,000	2,362,822	0.9%
Cash 5.0%					

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com